Announcement of the Annual General Meeting of Shareholders of Woori Bank for Fiscal Year 2012

The Board of Directors of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., passed a resolution to hold the annual general meeting of shareholders on March 21, 2013.

Key Details Relating to the Annual General Meeting of Shareholders of Woori Bank

•	Meeting Date and Time: March 21, 2013; 10:00 a.m. (local time)

•	Venue: Woori Bank Head Office Building, 203, Hoehyon-dong 1-ga,

Chung-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements of Woori Bank for fiscal year 2012

2)	Appointment of standing director of Woori Bank

3)	Appointment of outside directors of Woori Bank who will serve as members of the Audit Committee

4)	Appointment of outside directors of Woori Bank who will not serve as members of the Audit Committee

5)	Approval of the aggregate remuneration limit for directors of Woori Bank

•	Board of Directors’ Resolution Date: March 4, 2013

•	Details regarding candidates for directors and Audit Committee members will be disclosed at a later date after they become finalized.